Exhibit 99.3

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

EUROZINC MINING CORPORATION
1601 – 543 Granville Street
Vancouver, BC  V6C 1X8
Tel: (604) 681-1337

Item 2

Date of Material Change

State the date of the material change.

January 25, 2006

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release was disseminated on January 25, 2006 to the Toronto Stock Exchange as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta and Ontario securities commissions, as well as the Autorité des marches financiers.

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

EuroZinc Mining Corporation (“EuroZinc”) announced that two of its major shareholders, Resource Capital Funds I and II LP, have entered into an agreement to sell an aggregate of 71,430,000 shares of EuroZinc at a price of $1.40 per share to an underwriting syndicate led by TD Securities Inc. and National Bank Financial Inc. for resale to the public by way of a prospectus offering in Canada and private placement in the United States.

Item 5

Full Description of Material Change

EuroZinc announced today that two of its major shareholders, Resource Capital Funds I and II LP, have entered into an agreement to sell an aggregate of 71,430,000 shares of EuroZinc at a price of $1.40 per share to an underwriting syndicate led by TD Securities Inc. and National Bank Financial Inc. for resale to the public by way of a prospectus offering in Canada and private placement in the United States. Resource Capital Fund I LP has agreed to sell its entire position of 35,879,516 shares representing 6.6% of the issued and outstanding shares of EuroZinc, while Resource Capital Fund II LP has agreed to sell 35,550,484 of its current position of 131,691,018 shares of EuroZinc.

Resource Capital Fund III LP currently owns 2,100,000 shares of EuroZinc representing 0.4% of the issued and outstanding total, but in an unrelated transaction has advised EuroZinc of its intention, prior to February 1, 2006, to exercise warrants it holds to acquire an additional 1,400,000 shares of EuroZinc. Subsequent to the exercise of such warrants and the completion of the foregoing secondary distribution of EuroZinc shares by Resource Capital Funds I and II LP, Resource Capital Funds II and III LP will together beneficially own a total of 99,640,534 shares representing 18.4% of the issued and outstanding shares of EuroZinc. As part of the transaction, Resource Capital Fund II LP has agreed not to sell any shares for a period of 90 days from closing of the offering.

EuroZinc will not receive any proceeds from the sale of these shares by Resource Capital Funds I and II LP, but will receive $840,000 from the exercise of the warrants by Resource Capital Fund III LP.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Ron A. Ewing
1601 – 543 Granville Street
Vancouver, BC  V6C 1X8
Telephone: 604-681-1337

Item 9

Date of Report

Dated at Vancouver, British Columbia this 25th day of January, 2006.

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